April 30, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Tia Jenkins Senior Assistant Chief Accountant

Re:	Vertical Health Solutions, Inc. Amendment to Form 10-K Filed March 31, 2009 and amended March 5, 2010 File No. 1-31275

Ladies and Gentlemen:

On behalf of Vertical Health Solutions, Inc. (the “Company”), please accept this letter as the Company’s response response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced filing as set forth in the comment letter of March 23, 2010.

1.	It appears that the statement of cash flows for each of the two years ended December 31, 2008 and the footnote to the consolidated financial statements were omitted from the audited financial statements filed with your amended Form 10-K. Please revise. Refer to Article 8-02 of Regulation S-X.

Response:

The full financial statements for the required periods have been included in the amended filing.

2.	Please revise to indicate each capacity in which Mr. Stephen Watters is signing your annual report (i.e. as principal executive officer, principal financial officer, principal accounting officer and director). Refer to General Instruction D to Form 10-K.

Response:

The signature page has been revised accordingly.

3.	We note your response to our prior comment seven. It appears that the word “report” was replaced with “annual report” in paragraph two of your Section 302 certification. Please revise. Refer to Item 601(31) of Refulation S-K.

61 Broadway         New York, New York 10006         212-930-9700         212-930-9725 Fax

www.srff.com

Response:

The Section 302 certification has been revised accordingly.

On behalf of the Company, we confirm that the Company acknowledges that:

☐☐☐	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

☐☐☐	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

☐☐☐	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas A. Rose

Thomas A. Rose

61 Broadway         New York, New York 10006         212-930-9700         212-930-9725 Fax

www.srff.com